SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES CHANGES TO ITS OPTIONAL PRIORITY BOARDING SERVICE

Ryanair, Europe's largest low fares airline, today (Monday, 19th May 2008) announced changes to its optional priority boarding service which allows passengers to be first to board their flights.  Airport check-in passengers currently pay £4 / €5 for this service, while web check-in passengers receive this service free of charge in order to promote online check-in.

From 3rd June, Ryanair's new web check-in/ priority boarding policy will be as follows:

  Web check-in will continue to be free of charge.

  Web check-in passengers will no longer receive priority boarding free of charge.

  Web check-in passengers will pay the same £4/ €5 fee payable by airport check-in passengers for priority boarding.

  All passengers can pay for priority boarding either at the time of booking or at the airport.

From 3rd June, Ryanair will also introduce an online name change facility which will allow passengers to make name changes up to 24 hours before travel. This service was previously only available through the Ryanair call centre.

Speaking today, Ryanair's Lorna Farren said:

"These new charges will make the sale of priority boarding fairer for all passengers. Because of the success of our web check-in facility (which allows passengers to avoid airport queues) many flights are now selling out all of our allocation of 80 (40%) of priority boarding seats. By charging the same fee for priority boarding for both web check-in and airport check-in passengers, we hope to ensure that priority boarding seats will always be available for sale at airports for family members and groups who wish to purchase it. These changes will become available for all bookings made on/ after 3rd June 2008."

Ends.                        Monday, 19th May 2008

For further information:

Lorna Farren - Ryanair            Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1271            Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  19 May 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director